[redacted]

02022548

D STATES
:CHANGE COMMISSION
on, DC 20549

4-3-02

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| Expires: September 30, 1998 |
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RECEIVED
MAR 29 2002
366

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 52389 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

XANADU PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

198 BRIGHTON AVENUE
(No. And Street)

| LONG BRANCH, | NEW JERSEY | 07740 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW LENZA (732) 571-8000
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 60 EAST 42ND STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, ANDREW LENZA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XANADU PARTNERS, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA C. DeVITO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 22, 2005

Barbara C. DeVito
Notary Public

Andrew J. Lenza
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# XANADU PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members' of
Xanadu Partners, LLC:

We have audited the accompanying statement of financial condition of Xanadu Partners, LLC (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Xanadu Partners, LLC, as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
March 18, 2002

XANADU PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $ 1,387 |
| Due from Broker | 498,945 |
| Securities Owned | 25,600 |
| Furniture and Equipment (net of accumulated depreciation of $6,647) | 26,419 |
| TOTAL ASSETS | $ 552,351 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| LIABILITIES: | |
| Accrued Expense | $ 3,000 |
| TOTAL LIABILITIES | 3,000 |
| MEMBERS' CAPITAL: | $ 549,351 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $ 552,351 |

The accompanying notes are an integral part of this financial statement.

XANADI PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Xanadu Partners, LLC (the "Company") was organized as a limited liability company on June 8, 1999 in the State of New Jersey. The Company registered with the Securities and Exchange Commission as a broker/dealer on September 13, 2000 and became a member of the National Association of Securities Dealers, Inc.

The Company maintains its books and records on a basis consistent with accounting principles generally accepted in the United States of America.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintains minimum statutory net capital. At December 31, 2001, the Company's net capital and excess net capital were $519,092 and $419,092 respectively.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no provision for federal and state income taxes is required. The members of the Company are liable for the taxes on their share of the Company's income or loss.

NOTE 4 - RELATED PARTY

The Company occupies office space rent free from an entity that is principally owned by the members of the Company.